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June 9, 2014
VIA EDGAR Barbara C. Jacobs Assistant Director U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:                         Rightside Group, Ltd.
Amendment No. 1 to Registration Statement on Form 10
Filed February 14, 2014
File No. 001-36262

Dear Ms. Jacobs:

On behalf of Rightside Group, Ltd. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated February 28, 2014 (the “Comment Letter”), relating to Amendment No. 1 to the Company’s Registration Statement on Form 10 that was filed on February 14, 2014 (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the response to the Staff’s comment contained herein.  References to page numbers and section headings in our response below refer to page numbers and section headings in the Information Statement.

Registration Statement on Form 10 Pursuant to Section 12(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 89

1.                                    We note your response to prior comment no. 7 indicates that you do not believe any supplemental disclosure or discussion of gross versus net presentation is necessary for investors to understand the economics of your business and revenue.  However, we further note in your risk factors that your registrar business is materially dependent on third-party resellers.  Please tell us what consideration was given to disclosing the amount of revenue earned from resellers.

June 9, 2014 Page 2

The Company acknowledges the Staff’s comment and has revised its disclosure in the Risk Factors and Business sections to include the amount of revenue earned from resellers.  Please see pages 33 and 118 of the Information Statement.

In accordance with your request, the Company hereby acknowledges that:

•                                    The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                                    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (213) 891-8746.

Sincerely,
/s/ W. Alex Voxman
W. Alex Voxman
of LATHAM &WATKINS LLP

cc:	Via E-mail
Taryn J. Naidu, Chief Executive Officer, Rightside Group, Ltd.
Robert Koenig, ESQ., Latham and Watkins LLP